UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 3
TO
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
EUPA INTERNATIONAL CORPORATION
(Name of the Issuer)
EUPA INTERNATIONAL CORPORATION
TSANN KUEN ENTERPRISE CO., LTD.
TSANN PAO CO.
(Name of Person(s) Filing Statement)
Common Stock, $0.001 par value
(Title of Class of Securities)
298414103
(CUSIP Number of Class of Securities)
Victor Yang, Chairman
Special Executive Committee of the Board of Directors
EUPA International Corporation
89 North San Gabriel Boulevard
Pasadena, California 91107
(626) 793-2688
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)
Copies to:
Jonathan R. Hodes, Esq.
Albert P. Asatoorian, Esq.
Stubbs Alderton & Markiles, LLP
15260 Ventura Blvd., Suite 2000
Sherman Oaks, California 91403
(818) 444-4500
William Manierre, Esq.
Sheppard Mullin Richter & Hampton, LLP
Four Embarcadero Center, Seventeenth Floor
San Francisco, CA 94111
Tel: (415) 434-9100
Paula Winner Barnett, Esq.
17967 Boris Drive
Encino, California 91316
(818) 776-9881
          This statement is filed in connection with (check the appropriate box):

(a)	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☐	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☑	None of the above.
          Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
          Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction valuation(1)	$705,014	Amount of Filing Fee(2)	$141.00

(1)	The transaction valuation was determined by multiplying 1,762,537, the maximum number of shares that may be redeemed and cancelled by the issuer, by $0.40, the price being paid in this transaction.

(2)	Determined pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by one fiftieth of one percent.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:

Form or Registration No.:

Filing Party:

Date Filed:

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED UPON THE MERITS OF THIS TRANSACTION, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION
     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by EUPA International Corporation, a Nevada corporation (the “Company”), Tsann Kuen Enterprise, Co., Ltd., a corporation organized and existing under the laws of the Republic of China (“TKE”) and Tsann Pao Co., a corporation organized and existing under the laws of the Republic of China (“Tsann Pao”) with the Securities and Exchange Commission (the “Commission”) under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with a “going private” transaction. The Company plans to terminate its public reporting obligations under the Exchange Act by decreasing the authorized number of the Company’s shares of common stock, $0.001 par value (the “Common Stock”) from 25,000,000 to approximately 2,500 shares, and effecting a reverse stock split at a ratio of approximately one to 9,999 (the “Split”). The final ratio of the Split will be determined by the Company’s Board of Directors immediately before consummating the Split. In the Split, the holders of the Company’s Common Stock will receive one share of Common Stock for each 9,999 shares they hold immediately before the effective date of the Split. Stockholders of record as of December 8, 2006, will be entitled to receive notice of the Split and the information statement attached as Exhibit (a)(3) to this Schedule 13E-3.
     Those stockholders who, immediately following the Split, would hold a fraction of a share of Company Common Stock, in lieu of receiving a fractional share, will be paid an amount, in cash, equal to $0.40 per share of Common Stock held by such stockholder immediately before the Split that would have been converted into a fractional share. Stockholders who own fewer shares than the amount of the Split ratio on the effective date of the Split will no longer be stockholders of the Company. These stockholders who will be fully cashed out as a result of the Split own, in the aggregate, less than 10% of the Common Stock outstanding immediately before the Split. Following the Split, the Company will have substantially fewer than 500 stockholders of record and will, consequently, be eligible to deregister its Common Stock under the Exchange Act. Stockholders who receive cash in lieu of fractional shares will be entitled to appraisal rights for the “fair value” of their fractional share under Nevada law.
     Under Nevada law and the Articles of Incorporation of the Company, the board of directors of the Company (the “Board”) may amend the Company’s Articles of Incorporation to implement the Split without the approval of the stockholders. Therefore, the Company is not seeking stockholder approval for these actions and no vote is sought in connection with these actions. The provisions of the Nevada Business Combinations statute containing Nevada’s anti takeover laws are not applicable to the Split or the planned merger (discussed below) because more than three years has elapsed since TKE, the majority stockholder of the Company (as an “interested stockholder”), acquired its shares in the Company, and because the transaction in which TKE became an interested stockholder was approved by the board of directors of the Company before TKE became an interested stockholder.
     After the Company completes the Split and has fewer than 500 stockholders, the Company intends to terminate the registration of its Common Stock under the Exchange Act, after which time the Company will no longer be subject to the reporting requirements and associated obligations of a public company under the federal securities laws. Approximately three to six months following this deregistration, the Company understands that TKE intends to consummate a merger transaction, pursuant to which the Company will be merged with TKE or an affiliate of TKE. In the planned merger, all shares held by the remaining stockholders of the Company (other than TKE and Tsann Pao) will be cancelled in exchange for a cash payment of at least $0.40 per share. The planned merger will require the vote or consent of the Company’s stockholders and the Company plans to provide stockholders with any information that may be required under Nevada law. Since the Company will not be subject to the reporting or proxy requirements under the Exchange Act following the Split, the Company will not be required to file any reports or other documents under the Exchange Act in connection with the merger transaction.
     The terms and conditions of the Split and additional information concerning the planned merger transaction are set forth in the information statement attached as Exhibit (a)(3) to this Schedule 13E-3 (the “Information Statement”). The information contained in the Information Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference.
     Item 1. Summary Term Sheet.
     The information set forth in the Information Statement under the heading “Summary Term Sheet” is incorporated herein by reference.
     Item 2. Subject Company Information.
     (a) Name and address. The information set forth in the Information Statement under the heading “Introduction – The Company” is incorporated herein by reference.

     (b) Securities. The information set forth in the Information Statement under the heading “Introduction – The Company’s Securities” is incorporated herein by reference.
     (c) Trading and Market Price. The information set forth in the Information Statement under the heading “Introduction – The Company’s Securities” is incorporated herein by reference.
     (d) Dividends. The information set forth in the Information Statement under the heading “Introduction – The Company’s Securities” is incorporated herein by reference.
     (e) Prior Public Offerings. The information set forth in the Information Statement under the heading “Introduction – The Company’s Securities” is incorporated herein by reference.
     (f) Prior Stock Purchases. The information set forth in the Information Statement under the heading “Introduction – The Company’s Securities” is incorporated herein by reference.
     Item 3. Identity and Background of Filing Person.
     (a) Name and Address. EUPA International Corporation, the subject company, is the filing person of this Schedule 13E-3. Its principal executive offices are located at 89 North San Gabriel Boulevard, Pasadena, California 91107, and its telephone number is (626) 793-2688. TKE, the parent corporation of EUPA, is also listed as a filing person of this Schedule 13E-3. The principal executive offices and telephone number for TKE are No. 331, Sec. 1, Tiding Blvd., Neihu District, Taipei, Taiwan and 89 North San Gabriel Boulevard, Pasadena, California 91107. Tsann Pao Co., a wholly-owned subsidiary of TKE, is also listed as a filing person of this Schedule 13E-3. The principal executive offices and telephone number for Tsann Pao are No. 537 Jungshan Road, Rende Shiang, Tainan, Taiwan 717, R.O.C. The information set forth in the Information Statement under the headings “Introduction – Company,” “Introduction – Interest in Securities of the Company” and “Introduction – Management” is incorporated herein by reference.
     (b) Business and Background of Entities. The information set forth in the Information Statement under the heading “Introduction – Management” is incorporated herein by reference.
     (c) Business and Background of Natural Persons. The information set forth in the Information Statement under the headings “Introduction – Interest in Securities of the Company” and “Introduction – Management” is incorporated herein by reference.
     Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the Information Statement under the heading “Special Factors” is incorporated herein by reference.
     (c) Different Terms. The information set forth in the Information Statement under the heading “Special Factors – Material Differences in Rights of Security Holders” is incorporated herein by reference.
     (d) Appraisal Rights. The information set forth in the Information Statement under the heading “Other Matters Related to the Transaction – Dissenters’ Rights” is incorporated herein by reference.
     (e) Provisions for Unaffiliated Security Holders. The Special Committee did not make any provision to obtain counsel or appraisal services for unaffiliated stockholders. The information set forth in the Information Statement under the heading “Special Factors – Fairness of the Transaction” is incorporated herein by reference.
     (f) Eligibility for Listing or Trading. Not applicable.

     Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) Transactions. Not applicable.
     (b) Significant Corporate Events. Not applicable.
     (c) Negotiations or Contacts. The information set forth in the Information Statement under the heading “Special Factors – Background of the Transaction” is incorporated herein by reference.
     (e) Agreements Involving the Company’s Securities. The information set forth in the Information Statement under the headings “Introduction – Interest in Securities of the Company,” and “Special Factors – Background of the Transaction” and “Other Issues Related to the Transaction – Dissenters’ Rights” is incorporated herein by reference.
     Item 6. Purposes of the Transaction and Plans or Proposals.
     (b) Use of Securities Acquired. The information set forth in the Information Statement under the heading “Special Factors – Material Terms” is incorporated herein by reference.
     (c) Plans. The information set forth in the Information Statement under the headings “Special Factors – Purpose of the Transaction” and “Special Factors – Reasons for the Transaction” is incorporated herein by reference.
     Item 7. Purposes, Alternatives, Reasons and Effects.
     (a) Purposes. The information set forth in the Information Statement under the heading “Special Factors – Purpose of the Transaction” is incorporated herein by reference.
     (b) Alternatives. The information set forth in the Information Statement under the heading “Special Factors – Alternatives” is incorporated herein by reference.
     (c) Reasons. The information set forth in the Information Statement under the heading “Special Factors – Reasons for the Transaction” is incorporated herein by reference.
     (d) Effects. The information set forth in the Information Statement under the headings “Special Factors – Effects” and “Other Matters Related to the Transaction – Material Federal Income Tax Consequences” is incorporated herein by reference.
     Item 8. Fairness of the Transaction.
     (a) Fairness. The information set forth in the Information Statement under the heading “Special Factors – Fairness of the Transaction” is incorporated herein by reference.
     (b) Factors considered in determining fairness. The information set forth in the Information Statement under the headings “Special Factors – Fairness of the Transaction” and “Special Factors – Alternatives” is incorporated herein by reference.
     (c) Approval of security holders. Approval of security holders is not required for this transaction. The information set forth in the Information Statement under the heading “Special Factors – Stockholder Approval” is incorporated herein by reference.
     (d) Unaffiliated representative. The information set forth in the Information Statement under the heading “Special Factors – Fairness of the Transaction” is incorporated herein by reference.

     (e) Approval of Directors. The Split was unanimously approved by the Special Committee and the Company’s Board of Directors.
     (f) Other Offers. None.
     Item 9. Reports, Opinions, Appraisals and Certain Negotiations.
     (a) Report, opinion or appraisal. The Company received a Valuation Analysis dated as of November 11, 2005, revised Valuation Analysis dated as of November 11, 2005, Valuation Update dated as of May 11, 2006 and a Fairness Opinion dated May 11, 2006, from Duff & Phelps, LLC in relation to the fair value of the Company’s shares of Common Stock, the fairness of the Split and the consideration to be paid to unaffiliated stockholders. The Company also received a real estate appraisal report dated October 28, 2005 and an update to such appraisal report dated February 4, 2006 prepared by Anchor Pacific Company in relation to the value of the Company’s real property. The Fairness Opinion is attached as Exhibit (c)(1) to this Schedule 13E-3. The Valuation Analysis and Valuation Update prepared by Duff & Phelps are attached as Exhibits (c)(3)(1) and (2) to this Schedule 13E-3. The real estate appraisal report and the update to the report prepared by Anchor Pacific Company are attached as Exhibit (c)(4) to this Schedule 13E-3. The information set forth in the Information Statement under the heading “Special Factors – Reports, Opinions, Appraisals and Negotiations” is incorporated herein by reference.
     (b) Preparer and summary of the report, opinion or appraisal. The information set forth in the Information Statement under the heading “Special Factors – Reports, Opinions, Appraisals and Negotiations” is incorporated herein by reference.
     (c) Availability of documents. The information set forth in the Information Statement under the heading “Special Factors – Reports, Opinions, Appraisals and Negotiations” is incorporated herein by reference.
     Item 10. Source and Amounts of Funds or Other Consideration.
     (a) Source of Funds. The information set forth in the Information Statement under the heading “Other Matters Related to the Transaction – Source and Amount of Funds” is incorporated herein by reference.
     (b) Conditions. The information set forth in the Information Statement under the heading “Other Matters Related to the Transaction – Source and Amount of Funds” is incorporated herein by reference.
     (c) Expenses. The information set forth in the Information Statement under the heading “Other Matters Related to the Transaction – Source and Amount of Funds” is incorporated herein by reference.
     (d) Borrowed Funds. The information set forth in the Information Statement under the heading “Other Matters Related to the Transaction – Source and Amount of Funds” is incorporated herein by reference.

     Item 11. Interest in Securities of the Subject Company.
     (a) Securities Ownership. The information set forth in the Information Statement under the headings “Introduction – Interest in Securities of the Company” and “Introduction – Management” is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in the Information Statement under the headings “Introduction – Interest in Securities of the Company” and “Introduction – Management” is incorporated herein by reference.
     Item 12. The Solicitation or Recommendation.
     (d) Intent to tender or vote in a going private transaction. Not applicable.
     (c) Recommendation of Others. Not applicable.
     Item 13. Financial Information.
     (a) Financial Information. The information set forth in the Information Statement under the heading “Financial Information” is incorporated herein by reference.
     (b) Pro Forma Information. The information set forth in the Information Statement under the heading “Pro Forma Information” is incorporated herein by reference.
     Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. Not applicable.
     (b) Employees and Corporate Assets. Company employees have assisted in the preparation of this Schedule 13E-3. They have not received any additional compensation for this assistance.
     Item 15. Additional Information.
     (b) Other Information. The information set forth in the Information Statement under the heading “Additional Information” is incorporated herein by reference.
     Item 16. Exhibits.

Exhibit
Number	Description
(a)(3)	Information statement to be mailed to stockholders of EUPA International Corporation.
(a)(5)(1)	EUPA International Corporation Annual Report on Form 10-KSB for the year ended December 31, 2005 (previously filed with the Securities and Exchange Commission and incorporated herein by reference).
(a)(5)(2)	EUPA International Corporation Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006 (previously filed with the Securities and Exchange Commission and incorporated herein by reference).
(a)(5)(3)	August 15, 2005, letter from Tsann Kuen Enterprise Co., Ltd. to EUPA International Corporation.*
(a)(5)(4)	November 23, 2005, letter from Special Committee of Board of Directors to Tsann Kuen Enterprise Co., Ltd.*
(b)	Business Loan Agreement and ancillary documents between EUPA International Corporation and China Trust Bank (U.S.A.).*

Exhibit
Number	Description
(c)(1)	Fairness Opinion of Duff & Phelps, LLC, dated May 11, 2006.*
(c)(2)	Consent in connection with Fairness Opinion of Duff & Phelps, LLC, dated July 21, 2006.*
(c)(3)(1)	Valuation Analysis dated November 11, 2005 by Duff & Phelps, LLC.*
(c)(3)(2)	Revised Valuation Analysis dated November 11, 2005 by Duff & Phelps, LLC.*
(c)(3)(3)	Valuation Update dated May 11, 2006 by Duff & Phelps, LLC.*
(c)(4)(1)	Real Estate Appraisal Report of Anchor Pacific Company dated October 28, 2005.*
(c)(4)(2)	Updated Real Estate Appraisal Report of Anchor Pacific Company dated February 4, 2006.*
(f)	Summary of Dissenters’ Rights (incorporated by reference to “Other Matters Related to the Transaction – Dissenters’ Rights” in the Information Statement); Sections 92A.300 to 92A.500, inclusive of the Nevada Revised Statutes (incorporated by reference to Exhibit A to the Information Statement).

* Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2006	EUPA INTERNATIONAL CORPORATION

	By:	/s/ Yuan-Chung Tsai

Yuan-Chung Tsai
	Its:	President and Chief Executive Officer

Dated: December 12, 2006	TSANN KUEN ENTERPRISE, CO., LTD.

	By:	/s/ Hsing Chuang

Hsing Chuang
	Its:	Chairman

Dated: December 12, 2006	TSANN PAO CO.

	By:	/s/ Tsan Kun Wu

Tsan Kun Wu
	Its:	Chairman